

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
dgoldman@gabelli.com
gmaldonado@gabelli.com

December 24, 2014

Ms. Rose Hoover
Executive VP, Chief Administrative Officer, & Corporate Secretary
Ampco-Pittsburgh Corporation
600 Grant Street
Suite 4600
Pittsburgh, PA 15219

     Re: Shareholder Proposal

Dear Ms. Hoover,

     On behalf of GAMCO Asset Management Inc. ("GAMCO"), I hereby withdraw the shareholder proposal submitted by GAMCO to Ampco-Pittsburgh Corporation (the "Company") on January 30, 2014, regarding the declassification of the Company's Board of Directors (the "Board").

     GAMCO, on behalf of its investment advisory clients, will continue to monitor the structure of the Company's Board.

                       Sincerely,

                       David Goldman
                       General Counsel

Cc: George Maldonado – Director of Proxy Voting Services - GAMCO